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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                 ROO GROUP, INC.
                                (Name of Issuer)

                    Shares of Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                   928234 10 3
                                 (CUSIP Number)

                             Levi Mochkin, President
                        405 Lexington Avenue, 26th Floor
                               New York, NY 10174
                                 (888) 612-4188
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 29, 2006
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928234 10 3
________________________________________________________________________________
1. NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

                               Avenue Group, Inc.,
                      I.R.S. Identification No. 90-0200077
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [__]
                                                                  (b) [__]
________________________________________________________________________________
3. SEC USE ONLY


________________________________________________________________________________
4. SOURCE OF FUNDS (SEE INSTRUCTIONS)


________________________________________________________________________________
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)                                                            [__]


________________________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER
                    140,109
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    140,109
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0


________________________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                140,109

________________________________________________________________________________
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [__]

________________________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%



________________________________________________________________________________
14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO



________________________________________________________________________________


* Based on 13,176,436 shares of the Issuer's common stock outstanding as reported on the Issuer's Form SB-2 filed with the SEC on February 8, 2006.

This Amendment No. 3 (this "Amendment") amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission by Avenue Group, Inc. (the "Reporting Person") with respect to ROO Group, Inc. (the "Issuer") on January 8, 2004, as amended on September 22, 2004 and February 14, 2005 (the "Schedule 13D"). Pursuant to Rule 13d-2(e) of the Securities Exchange Act of 1934, as amended, this Amendment amends but does not restate the entire text of the Schedule 13D; only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

This Amendment is also being filed on behalf of the Reporting Person to reflect a change in the Reporting Person's beneficial ownership of the Issuer's shares, which terminates the Reporting Person's obligation to report its beneficial ownership.

________________________________________________________________________________

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended by changing the address of the Reporter Person to the following:

                  Avenue Group, Inc.
                  405 Lexington Avenue, 26th Floor
                  New York, New York 10174

________________________________________________________________________________

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented by adding the following at the end of such item:

Between November 17, 2005 through March 16, 2006, the Reporting Person disposed of an aggregate of 533,101 shares of the Issuer's common stock. The purpose of the transaction was to liquidate some of the Reporting Person's holdings of shares of the Issuer's common stock.

The following table shows the dates and prices of the sales made by the Reporting Person:

Date of              Number of
Disposition            Share      Price          Proceeds
      17-Nov `05       5,500      $3.50         $19,249.00
      18-Nov '05      29,000      $3.39         $98,450.00
      21-Nov `05       6,500      $3.44         $22,334.00
      23-Nov `05      11,800      $3.76         $44,400.00
      25-Nov `05       5,000      $3.52         $17,600.00
      28-Nov `05      17,000      $3.39         $57,712.00
      29-Nov `05       8,000      $3.04         $24,345.00
      30-Nov `05      11,000      $3.02         $33,216.00
       2-Dec `05       5,000      $3.16         $15,785.00
       5-Dec `05       3,500      $3.35         $11,715.00
      12-Dec `05       6,000      $3.00         $18,008.00
      22-Dec `05       1,700      $2.94          $5,000.00
      21-Feb `06        3000      $2.37          $7,117.00
      23-Feb `06       7,500      $2.45         $18,359.00
      24-Feb `06       7,000      $2.52         $17,624.00
      27-Feb `06       2,500      $2.52          $6,294.00
      15-Mar `06       3,101      $2.91          $9,013.00
      16-Mar `06     400,000      $2.50        $999,419.00
       Total `06     533,101      $2.67      $1,425,639.00
   --------------------------------------------------------

________________________________________________________________________________
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

(a) The Reporting Person owns 140,109 shares (representing 1.0%) of the issued and outstanding common stock of the Issuer. The foregoing percentage is based on 13,176,436 shares of the Issuer's common stock outstanding as reported on the Form SB-2 filed by the Issuer with the SEC on February 2, 2006.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of Common Stock of the Issuer currently owned by it.

(c) Except for the dispositions of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   AVENUE GROUP, INC.


                                                      March 29, 2006
                                        ----------------------------------------
                                                         (Date)


                                                      Levi Mochkin
                                        ----------------------------------------
                                                       (Signature)


                                          President and Chief Executive Officer
                                        ----------------------------------------
                                                       (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).